Exhibit 99D(3)

ANNUAL FEE SCHEDULE

(effective date of Agreement: February 1, 2007,

as amended September 21, 2015,and November 1, 2015, December 7, 2016,

effective February 24, 2017)

Fund	Advisory and Administrative Fee Rate (as percentage of average daily net assets)
BBH Core Select	0.80% on the first $3 billion 0.75% on amounts over $3 billion
BBH Limited Duration Fund	0.30% on the first $1 billion 0.25% on amounts over $1 billion
BBH International Equity Fund	0.65% on the first $3 billion 0.60% on amounts over $3 billion
BBH Money Market Fund	0.25% on the first $1 billion 0.20% on amounts over $1 billion
BBH Intermediate Municipal Bond Fund	0.40%
BBH Global Core Select	0.95% on the first $3 billion 0.90% on amounts over $3 billion